Amarin Corporation plc
Period Ended 30 September 2003 Selected Data (UK GAAP—UNAUDITED)

	Three months ended 30 September		Nine months ended 30 September
	2002	2003	2002	2003
	$'000	$'000	$'000	$'000
Revenue:
Licensing & development fees	941	675	2,742	1,739
Product sales & royalties	14,234	3,882	52,301	8,680

Total revenue from continuing activities	15,175	4,557	55,043	10,419

Cost of sales:
Direct costs	5,571	1,341	21,061	7,811
Inventory write-off	4,764	—	4,764	—

	10,335	1,341	25,825	7,811

Gross profit	4,840	3,216	29,218	2,608

Operating expenses:
Selling, General & Administrative	4,602	5,622	17,313	16,817
Amortisation of intangible assets	2,367	1,404	5,277	4,100

	6,969	7,026	22,590	20,917
Gain on renegotiation of Elan debt	—	—	—	(7,500)
Restructuring provision	522	—	522	—

Total SG&A	7,491	7,026	23,112	13,417
Research & development	1,428	1,748	4,528	4,868
Operating expenses from discontinued activities	(37)	—	(28)	—

Total operating expenses	8,882	8,774	27,612	18,285

Operating (loss)/profit from continuing activities	(4,079)	(5,558)	1,578	(15,677)
Operating profit on discontinued activities	37	—	28	—
Net interest payable	(381)	(196)	(1,116)	(643)
Foreign exchange gain	2,467	—	6,199	—

(Loss)/income before taxes	(1,956)	(5,754)	6,689	(16,320)
Income tax (expense)/credit	(214)	(3)	245	(146)
Dividends payable	—	—	(48)	(24)

Net (loss)/income for the period	(2,170)	(5,757)	6,886	(16,490)

Weighted average shares—basic	9,838	17,932	9,838	16,810
Weighted average shares—diluted	11,837	17,944	11,837	16,822
(Loss)/income per share:
Basic	(0.22)	(0.32)	0.70	(0.98)
Diluted	(0.22)	(0.32)	0.58	(0.98)
	2002	2003
	$'000	$'000
(Loss)/earnings before interest, tax, depreciation and amortization	(1,675)	(4,154)

Select Balance Sheet Data
Net current assets/(liabilities)	2,845	(48,352)
Cash and debtors	42,526	7,371
Total assets	137,542	56,987
Long term creditors and provisions	(56,428)	(410)
Called up share capital [ordinary shares]	16,214	29,076
Total shareholders' funds/(deficit)	37,199	(3,226)

Loss for period	(2,170)	(5,757)
amortisation	2,367	1,404
impairment	—	—
gain on restructuring/discontinued operation	—	—
depreciation	—	—
interest	381	196
taxation	214	3
foreign exchange	(2,467)	—

EBITDA	(1,675)	(4,154)

1. Basis of preparation—Going Concern

These quarterly selected financial data have been prepared on the going concern basis. As reported in the Group's Form 20-F/A for the year ended 31 December, 2002 and in the ''Management's commentary on results'' section of the unaudited interim financial statements filed with the SEC, the Group only had cash resources to fund its operations into the fourth quarter of this year.

These selected financial data should be read in conjunction with the attached press release which sets out an update on the current Group position as a going concern.